Darin Smith

Vice President and

Associate General Counsel

(319) 573-2676

April 11, 2025

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-8629

Re:	Equitable Financial Life Insurance Company (“Equitable Financial”)

Request for Withdrawal of Registration Statement on Form N-4 (File No. 333-285622)

Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Equitable Financial (the “Registrant”) respectfully request the withdrawal of the Registration Statement on Form N-4 (File No. 333-285622) (Accession No. 0001193125-25-049079), together with all exhibits thereto (collectively, the “Registration Statement”). The purpose for the Registration Statement, which was filed on March 7, 2025, was to register a new product offered by the Registrant.

The Registrant confirms that the Registration Statement did not become effective and that no securities have been sold in connection with the offering contemplated by the Registration Statement. Therefore, Equitable Financial respectfully request that an order be issued granting their request for withdrawal of the Registration Statement as soon as is practicable.

Please contact the undersigned at (319) 573-2676 if you have any questions or comments.

Best regards,

/s/ Darin Smith
Darin Smith